NORSAT INTERNATIONAL INC. ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, British Columbia – August 26, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The normal course issuer bid will commence on August 30, 2010 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and August 29, 2011.  Pursuant to the rules of the TSX, Norsat may purchase up to 10,879 common shares during any trading day which represents 25% of its average daily trading volume being 43,517 common shares for the most recently completed six calendar months prior to TSX acceptance of Norsat’s notice of normal course issuer bid, other than pursuant to block purchase exemptions.  In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions.  The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.  In the preceding 12 month period, Norsat purchased 1,092,000 common shares at an average price of $0.70 per common share, pursuant to the previous normal course issuer bid that ran from July 6, 2009 to July 5, 2010.

Norsat intends to enter into a pre-defined automatic share purchase plan with its designated broker to allow for the repurchase of common shares, subject to prescribed price and volume restrictions, at times when Norsat ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Norsat believes that the market price of its common shares are such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders.

To the knowledge of Norsat, no director, senior officer or other insider of Norsat currently intends to sell any common shares under this bid. However, sales by such persons through the facilities of TSX may occur, if the personal circumstance of any such person changes or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.